UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION1
                           WASHINGTON, D.C.  20549
                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 2)


                              Iridex Corporation
                              ------------------
                               (Name of Issuer)


                        Common Stock. $0.01 par value
                        -----------------------------
                        (Title of Class of Securities)


                                  462684101
                                  ---------
                                (CUSIP Number)

                              December 31, 2005
                              -----------------
           (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x]          Rule 13d-1(b)

[ ]          Rule 13d-1(c)

[ ]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 462684101               SCHEDULE 13G                   Page 2 of 8


1   Name of Reporting Person                MEDCAP MANAGEMENT & RESEARCH LLC

    IRS Identification No. of Above Person                        94-3411543

2   Check the Appropriate Box if a member of a Group                (a)  [ ]

                                                                    (b)  [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization                            DELAWARE

   NUMBER OF       5    Sole Voting Power                                  0
    SHARES
 BENEFICIALLY      6    Shared Voting Power                                0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                             0
  PERSON WITH
                   8    Shared Dispositive Power                           0

9   Aggregate Amount Beneficially Owned by Each Reporting Person           0

10  Check Box if the Aggregate Amount in Row (9) Excludes                [ ]
    Certain Shares

11  Percent of Class Represented by Amount in Row 9                       0%

12  Type of Reporting Person                                              IA

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CUSIP No. 462684101               SCHEDULE 13G                   Page 3 of 8


1   Name of Reporting Person                                   C. FRED TONEY

    IRS Identification No. of Above Person

2   Check the Appropriate Box if a member of a Group                (a)  [ ]

                                                                    (b)  [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization                       UNITED STATES

   NUMBER OF       5    Sole Voting Power                                  0
    SHARES
 BENEFICIALLY      6    Shared Voting Power                                0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                             0
  PERSON WITH
                   8    Shared Dispositive Power                           0

9   Aggregate Amount Beneficially Owned by Each Reporting Person           0

10  Check Box if the Aggregate Amount in Row (9) Excludes                [ ]
    Certain Shares

11  Percent of Class Represented by Amount in Row 9                       0%

12  Type of Reporting Person                                           IN/HC

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CUSIP No. 462684101               SCHEDULE 13G                   Page 4 of 8


Item 1(a).  Name of Issuer:

              Iridex Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

              1212 Terra Bella Avenue
              Mountain View, CA  94043-1824

Item 2(a).  Names of Persons Filing:

              MedCap Management & Research LLC ("MMR")

              C. Fred Toney ("Mr. Toney")

Item 2(b).  Address of Principal Business Office or, if none, Residence:

              The principal business address of the reporting persons is 500 Third Street, Suite 535, San Francisco, CA 94107.

Item 2(c).  Citizenship:

              Reference is made to Item 4 of pages 2 and 3 of this
Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

              Common Stock, $0.01 par value

Item 2(e).  CUSIP Number:

             462684101

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

          (b) [ ] Bank as defined in section 3(a)(6) of the Act
              (15 U.S.C. 78c);

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e) [x] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);


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CUSIP No. 462684101               SCHEDULE 13G                   Page 5 of 8


          (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

          (g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

          Reference is hereby made to Items 5-9 and 11 of pages 2 and 3 of this Schedule, which Items are incorporated by reference herein.

          Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either MMR or Mr. Toney is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates (the "Securities"), and MMR and Mr. Toney disclaim beneficial ownership as to the Securities, except to the extent of their respective pecuniary interests therein.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the Securities insofar as they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

Item 5. Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

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CUSIP No. 462684101               SCHEDULE 13G                   Page 6 of 8


Item 8. Identification and Classification of Members of the Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certifications.

          By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2006        MEDCAP MANAGEMENT & RESEARCH LLC


                                 By:-------/s/ C. Fred Toney----------
                                    C. Fred Toney, its Managing Member



                                 C. FRED TONEY


                                 ----------/s/ C. Fred Toney----------
                                 C. Fred Toney



          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 462684101               SCHEDULE 13G                   Page 7 of 8


                                 EXHIBIT INDEX

        Exhibit A          Joint Filing Undertaking                   Page 8



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CUSIP No. 462684101               SCHEDULE 13G                   Page 8 of 8


                                   EXHIBIT A

                           JOINT FILING UNDERTAKING

          The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  February 13, 2006        MEDCAP MANAGEMENT & RESEARCH LLC


                                 By:-------/s/ C. Fred Toney----------
                                    C. Fred Toney, its Managing Member



                                 C. FRED TONEY


                                 ----------/s/ C. Fred Toney----------
                                 C. Fred Toney